FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 8, 2002

Commission File No. 0-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

12 Abba Hilel, Silver Street
Lod
71111 Israel
(Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Attached hereto and incorporated by reference herein is a press release of the registrant dated April 8, 2002.

NUR Macroprinters Ltd. ISSUES FIRST QUARTER 2002 GUIDANCE

First Quarter 2002 Revenues Are Expected at $21.5 Million
Expected Loss of $3.5-4.0 Million

LOD, Israel, April 8 /PRNewswire-FirstCall\ -- NUR Macroprinters Ltd. (Nasdaq: NURM - news), a world-leading manufacturer of wide and super wide format digital printing systems and consumables, today announced that it expects revenues of approximately $21.5 million and a loss of $3.5-4.0 million for the first quarter of 2002.

Commenting on the announcement, Erez Shachar, President and CEO of NUR Macroprinters stated, “the first quarter of 2002 was a slow start for the year, and a disappointing quarter for us. We believe the Company’s performance in the first quarter of 2002 has been affected by factors such as, continued slowdown in capital equipment investments, a weaker than expected performance in the North American and Japanese markets, a slow demand of consumables, and delays in purchasing decisions by our customers in expectation of the International Sign Associations (ISA) show, held during the first week of April in Orlando, Fl., at which we introduced a host of new products. ”

Mr. Shachar continued, “To enable our customers to achieve greater success as the economy recovers, we have just released our new 8-color Fresco HiQ 8C™, which is designed to deliver photorealistic image quality at faster print speeds - resulting in a new standard of performance. Last week at the International Sign Expo 2002, our customers had the opportunity to see our new and innovative product line first hand. We witnessed great enthusiasm for our new Fresco HiQ 8C as well as the recently released NUR FabriGraph™.”

Mr. Shachar added, “We are determined to ensure a turn around of the company. With the introduction of a host of new products, significant improvements in our current product offerings, and a strengthened management team we believe we have all of the tools to ensure return to profitability.

Hilel Kremer, VP Finance & CFO of NUR Macroprinters stated: “We have taken steps to contain our expenditures and conserve our cash position. The $7 million private placement with the Investment Corp. of United Mizrahi Bank Ltd. provides us with additional cash. Together with our lower expense levels and our extended product line, we feel confident of the Company’s ability to implement our long term strategic goals.”

The Company will host a conference call today, April 8, 2002 at 10:00 am ET. To participate, dial 1-800-233-2795 (U.S.) or 1-785-832-1508 (International). CONFERENCE ID# NUR.

The Company will release its first quarter results on May 8, 2002. The Company will also hold a conference call on the same day to discuss the results.

About NUR Macroprinters Ltd.

NUR Macroprinters (Nasdaq: NURM - news) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR’s comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR’s fully digital printing solutions help customers in more than 50 countries worldwide deliver the high quality and fast turnaround they need to meet their customers’ wide ranging printing requirements. More information about NUR Macroprinters is available at www.nur.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR MACROPRINTERS LTD

Date: April 12, 2002	By: /s/ EREZ SHACHAR Erez Shachar Chief Executive Officer